SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                            FORM 10-C

Report by Issuer of Securities quoted on NASDAQ
Inter-Dealer Quotation System Filed Pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rules 13a-17 and 15d-17 Thereunder

                    FIRST CHARTER CORPORATION
         (Exact name of Issuer as Specified in Charter)

      22 Union Street, North, Concord, North Carolina 28025
            (Address of Principal Executive Offices)

                         (704) 786-3300
        (Issuer's Telephone Number, Including Area Code)

            I. CHANGE IN NUMBER OF SHARES OUTSTANDING

     Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

     1.   Title of security Common Stock                        .

     2.   Number of shares outstanding before the change
          4,644,346.

     3.   Number of shares outstanding after the change
          6,236,014.

     4.   Effective date of change December 21, 1995            .

     5.   Method of change:

     Specify method (such as merger, acquisition, exchange,
distribution, stock split, reverse split, acquisition of stock
for treasury, etc.) Merger                                      .

     Give brief description of transaction Acquisition of Bank of Union ("Union") by Issuer pursuant to merger of a wholly owned interim banking subsidiary of Issuer with and into Union, following which each share of Union common stock, $1.25 par value per share, was converted into 0.75 shares of Issuer's common stock, $5.00 par value per share.

                   II. CHANGE IN NAME OF USER

     1.   Name prior to change ________N/A___.

     2.   Name after change ________N/A___.

     3.   Effective date of charter amendment changing name
          ________N/A___.

     4.   Date of shareholder approval of change, if required
          ________N/A___.


Date:  January 2, 1996
                               \S\ ROBERT O. BRATTON
                              Robert O. Bratton
                              Executive Vice President and Chief
                              Financial Officer